EXHIBIT 99.1

Brookfield Announces Reset Dividend Rate on Its Series 30 and Series 25 Preference Shares

All amounts in Canadian dollars unless otherwise stated.

BROOKFIELD, NEWS, Dec. 04, 2017 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (TSX:BAM.A) (NYSE:BAM) (Euronext:BAMA) (“Brookfield”) today announced that it has determined the fixed dividend rate on its Cumulative Class A Preference Shares, Series 30 (“Series 30 Shares”) (TSX:BAM.PR.Z) for the five years commencing January 1, 2018 and ending December 31, 2022, and also determined the quarterly dividend on its floating rate Cumulative Class A Preference Shares, Series 25 (“Series 25 Shares”) (TSX:BAM.PR.S).

Series 30 Shares and Series 31 Shares

If declared, the fixed quarterly dividends on the Series 30 Shares during the five years commencing January 1, 2018 will be $0.2928125 per share per quarter, which represents a yield of 4.781% on the most recent trading price, similar to the current yield. The new fixed dividend rate that will apply for the five years commencing January 1, 2018 represents a yield of 4.685% based on the redemption price of $25 per share.

Holders of Series 30 Shares have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on December 18, 2017, to convert all or part of their Series 30 Shares, on a one-for-one basis, into Cumulative Class A Preference Shares, Series 31 (the “Series 31 Shares”), effective December 31, 2017.

The quarterly floating rate dividends on the Series 31 Shares will be paid at an annual rate, calculated for each quarter, of 2.96% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the January 1, 2018 to March 31, 2018 dividend period for the Series 31 Shares will be 0.94488% (3.832% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.23622 per share, payable on March 29, 2018.

Holders of Series 30 Shares are not required to elect to convert all or any part of their Series 31 Shares into Series 31 Shares.

As provided in the share conditions of the Series 30 Shares, (i) if Brookfield determines that there would be fewer than 1,000,000 Series 30 Shares outstanding after December 31, 2017, all remaining Series 30 Shares will be automatically converted into Series 31 Shares on a one-for-one basis effective December 31, 2017; and (ii) if Brookfield determines that there would be fewer than 1,000,000 Series 31 Shares outstanding after December 31, 2017, no Series 30 Shares will be permitted to be converted into Series 31 Shares. There are currently 9,934,050 Series 30 Shares outstanding.

The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series 31 Shares effective upon conversion. Listing of the Series 31 Shares is subject to Brookfield fulfilling all the listing requirements of the TSX and, upon approval, the Series 31 Shares will be listed on the TSX under the trading symbol “BAM.PF.K”.

Series 25 Shares

The dividend on the Series 25 Shares is paid at an annual rate, calculated for each quarter, of 2.30% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the January 1, 2018 to March 31, 2018 dividend period will be 0.78214% (3.172% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.1955350 per share, payable on March 29, 2018.

Brookfield Asset Management
Brookfield Asset Management Inc. is a leading global alternative asset manager with over US$265 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on real estate, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

For more information, please visit our website at www.brookfield.com or contact:

Claire Holland Communications & Media Tel: (416) 369-8236 Email: Claire.holland@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: Linda.northwood@brookfield.com